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Exhibit 12.1

Ratio of Earnings to Fixed Charges
(Unaudited)

	For the Year Ended December 31,
$s in thousands	2014	2013	2012	2011	2010
Earnings (as defined):
Earnings before income taxes	$61,050	$50,147	$41,718	$29,807	$22,186
Fixed charges	10,732	856	900	1,635	368

Earnings	$71,782	$51,003	$42,618	$31,442	$22,554

Fixed charges (as defined):
Interest expense	$10,677	$828	$878	$1,604	$320
Estimated interest within rental expense	55	28	22	31	48

Fixed charges	$10,732	$856	$900	$1,635	$368

Ratio of earnings to fixed charges	6.7	59.6	47.3	19.2	61.2

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  Exhibit 12.1
Ratio of Earnings to Fixed Charges (Unaudited)